For immediate release

MITTAL STEEL COMPANY N.V. REPORTS FOURTH QUARTER AND FULL YEAR 2005 RESULTS

Rotterdam, February 15, 2006 - Mittal Steel Company N.V. (“Mittal Steel” or “the Company”), the world’s largest and most global steel company, today announced results for the three months and year ended December 31, 2005.

Highlights:

Solid results given current market conditions

(US dollars in millions except per share data and shipments)
	4Q 2005	3Q 2005	4Q 2004	12M 2005	12M 2004
Shipments (000’ST)	13,642	12,976	10,097	49,178	42,071
Sales	7,054	7,050	6,177	28,132	22,197
Operating income	871	765	1,725	4,746	6,146
Net income	650	478	1,554	3,365	4,701
Earnings Per Share ($)	0.92	0.68	2.42	4.90	7.31

The results for 2005 include Mittal Steel USA ISG Inc. (“ISG”), formerly International Steel Group, which merged with Mittal Steel Company N.V. from April 15, 2005, and the results of Mittal Steel Kryviy Rih, formerly Kryvorizhstal, as from November 26, 2005. As a result, prior period results may not be entirely comparable.

Further strengthening of global position

US: ISG acquisition establishes Mittal Steel as No. 1 producer in the US

China: Signed first foreign steel-making JV in China with Hunan Valin Steel Tube & Wire

India: Memorandum of Understanding (“MoU”) signed to build 12 million ton vertically integrated steel plant in Jharkhand

Ukraine: Acquisition of Kryvorizstal

Improved vertical integration

Increased raw material reserves through acquisitions in Ukraine, Liberia, and MoU’s in India and Senegal

Arcelor offer

  Mittal Steel Company N.V. has launched an offer to the shareholders of Arcelor SA (“Arcelor”) which will create the world’s first 100 million ton plus steel producer. The offer values each Arcelor share at €28.21 which represents a 27% premium over the closing price and all time high on Euronext Paris of Arcelor shares as at 26 January 2006, a 31% premium over the volume weighted average price in the preceding month, and a 55% premium over the volume weighted average share price in the preceding 12 months.
  For further details refer to the Company’s press release issued on January 27, 2006, which can be located on the Company’s website.

Commenting, Lakshmi N Mittal, Chairman and CEO Mittal Steel Company, said:

“We are pleased to report solid performance in a more challenging year. 2005 was also a year of considerable strategic progress for the Company as we further expanded our global position and strengthened our vertically integrated model.

“The strength of our performance in current market conditions illustrates the increased stability that industry consolidation has delivered. This same logic lies at the heart of our proposed strategic merger with Arcelor. The steel industry needs strong, value creating, growing companies with global reach which this combination would deliver.

“We are pleased with the very positive reception our offer has received, and are confident that progress is being made towards establishing the regulatory framework for the offer.”

FOURTH QUARTER AND FULL YEAR 2005 EARNINGS CONFERENCE CALL

Lakshmi N. Mittal, Chairman and Chief Executive Officer, and Aditya Mittal, President and Chief Financial Officer, will host a conference call for members of the investment community to discuss the Company’s financial results and general business operations at 9:30 AM New York time / 2:30 PM London time on Wednesday, February 15, 2006. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

Date: Wednesday, February 15, 2006
Time: 9:30 AM New York Time / 2:30 PM London Time
Dial-In Number from within the U.S.: +1 617 614 2706
Dial-In Number from within the U.K.: +44 20 7365 8426
Pass code: Mittal Steel

For individuals unable to participate in the conference call, a telephone replay will be available until February 22, 2006 at:

Replay Number from within the U.S.: +1 617 801 6888
Replay Number from within the U.K.: +44 20 7365 8427
Pass code: 19999424

A web cast of the conference call can also be accessed via www.mittalsteel.com and will be available for one week. Real Player or Windows Media Player will be required in order to access the web cast.

No Offer

No offer to exchange or purchase any Arcelor shares will be made in the Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC), including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Netherlands Authority for the Financial Markets in the Netherlands and the SEC made or to be made by Mittal Steel, including on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

For further information, visit our web site: www.mittalsteel.com, or call:

Mittal Steel Company N.V.	Mittal Steel Company N.V.
Julien Onillon,	Thomas A. McCue, Director
Director, Investor Relations	Director, North American Investor Relations
+44 (0)20 7543 1136	(and Treasurer Mittal Steel USA)
+1 219 399 5166

MITTAL STEEL COMPANY N.V. REPORTS FOURTH QUARTER AND FULL YEAR 2005 RESULTS

Mittal Steel Company N.V. (NYSE: MT; AEX: MT), net income for the three months ended December 31, 2005, was $650 million or $0.92 per share, as compared with net income of $478 million or $0.68 per share for the three months ended September 30, 2005, and $1.6 billion or $2.42 per share for the three months ended December 31, 2004.

Consolidated sales and operating income for the three months ended December 31, 2005, were $7.1 billion and $871 million, respectively, as compared with $7.1 billion and $765 million, respectively, for the three months ended September 30, 2005, and as compared with $6.2 billion and $1.7 billion, respectively, for the three months ended December 31, 2004.

Total steel shipments1 for the three months ended December 31, 2005, were 13.6 million tons as compared with 13.0 million tons for the three months ended September 30, 2005, and 10.1 million tons for the three months ended December 31, 2004.

Mittal Steel Company N.V. net income for the twelve months ended December 31, 2005, was $3.4 billion or $4.90 per share, as compared to net income of $4.7 billion or $7.31 per share for the twelve months ended December 31, 2004.

Consolidated sales and operating income for the twelve months ended December 31, 2005, were $28.1 billion and $4.7 billion, respectively, compared to $22.2 billion and $6.1 billion, respectively, for the twelve months ended December 31, 2004.

Total steel shipments for the twelve months ended December 31, 2005, were 49.2 million tons as compared to 42.1 million tons for the twelve months ended December 31, 2004.

Group inter-company transactions have been eliminated in financial consolidation. The financial information has been prepared based on US generally accounting principles.

Analysis of operations

The following analysis of operations include the results of Mittal Steel USA ISG Inc., as from April 15, 2005, the results of Mittal Steel Kryviy Rih, as from November 26, 2005, and Mittal Steel Zenica in Bosnia as from December 10, 2004.

As a result, prior period results may not be entirely comparable.

Steel shipments were higher by 5% in the three months ended December 31, 2005, as compared with the three months ended September 30, 2005 (1% higher excluding Mittal Steel Kryviy Rih). Steel shipments for the three months ended December 31, 2005, were 35% higher as compared with the three months ended December 31, 2004, primarily due to the inclusion of ISG and Mittal Steel Kryviy Rih (6% lower excluding ISG, Mittal Steel Kryviy Rih and Mittal Steel Zenica).

Average price realization in the three months ended December 31, 2005, remained flat as compared with the three months ended September 30, 2005 (2% higher excluding Mittal Steel Kryviy Rih) and decreased by 9% as compared with the three months ended December 31, 2004 (14% lower excluding ISG, Mittal Steel Kryviy Rih and Mittal Steel Zenica).

Cost of goods sold per ton during the three months ended December 31, 2005, remained flat as compared with the three months ended September 30, 2005 (1% higher excluding Mittal Steel Kryviy Rih). Cost of goods sold per ton during the three months ended December 31, 2005, was higher by 15% as compared with the three months ended December 31, 2004, primarily due to a steep increase in the cost of almost all inputs (5% higher excluding ISG, Mittal Steel Kryviy Rih and Mittal Steel Zenica).

_________________________________
1 Total steel shipments include inter-company shipments.

Selling, general and administrative expenses in the three months ended December 31, 2005 increased by 11% as compared with the three months ended September 30, 2005, and decreased by 4% as compared with the three months ended December 31, 2004.

Operating income for the three months ended December 31, 2005, was $871 million as compared with $765 million for the three months ended September 30, 2005. The merger of ISG and Ispat Inland to create Mittal Steel USA on December 31, 2005, negatively affected operating income for the three months ended December 31, 2005, by US$ 52 million due to the conformation of accounting policies of the merged entities. Operating income for the three months ended December 31, 2004, was $1.7 billion.

Other income / expenses (net) for the three months ended December 31, 2005, were $27 million as compared with $10 million for the three months ended September 30, 2005. Other income / expenses (net) for the three months ended December 31, 2004, were $104 million.

Net interest expense at Mittal Steel Company N.V. for the three months ended December 31, 2005, increased to $91 million as compared with $50 million for the three months ended September 30, 2005, primarily due to the increased debt resulting from the Mittal Steel Kryviy Rih acquisition, as well as the provision for penalties arising from the early retirement of certain long term debts totaling $11 million and the increase in base interest rates. Net interest expense for the three months ended December 31, 2005, was higher as compared with $50 million for the three months ended December 31, 2004 primarily due to the increased borrowing for the acquisition of, and assumption of debt at, ISG and Mittal Steel Kryviy Rih, as well as the increase in base interest rates.

Mittal Steel Company N.V.’s income tax expense for the three months ended December 31, 2005 amounted to $92 million as compared with $164 million for the three months ended September 30, 2005. The effective tax rate for the three months ended December 31, 2005, was 11% as compared with 22% for the three months ended September 30, 2005. Mittal Steel Company N.V.’s income tax expense for the three months ended December 31, 2004, amounted to $2 million. In the three months ended December 31, 2005, the aggregate tax rate was lower primarily due to release in valuation allowances and one-time tax credits in some of our operating jurisdictions.

Net income for the three months ended December 31, 2005, increased to $650 million as compared with the three months ended September 30, 2005, of $478 million, and lower as compared with the three months ended December 31, 2004, of $1.6 billion, owing to the reasons as discussed above.

Americas

Total steel shipments in the Americas region were 6.2 million tons in the three months ended December 31, 2005, as compared with 5.8 million tons for the three months ended September 30, 2005, and 2.8 million tons for the three months ended December 31, 2004.

Sales were higher at $3.7 billion for the three months ended December 31, 2005, as compared with $3.4 billion for the three months ended September 30, 2005. Sales were higher in the three months ended December 31, 2005, as compared to $1.8 billion for the three months ended December 31, 2004 primarily due to the inclusion of ISG.

Operating income was $225 million for the three months ended December 31, 2005 as compared with $184 million for the three months ended September 30, 2005, primarily due to higher volumes, slightly higher selling prices partly offset by higher costs. In addition, as a result of the merger of ISG and Ispat Inland to create Mittal Steel USA on December 31, 2005, operating income was negatively impacted by US$52 million due to the conformation of accounting policies of the merged entities. Operating income for the three months ended December 31, 2005, was lower as compared with $483 million for the three months ended December 31, 2004.

Europe

Total steel shipments in the European region were 4.6 million tons for the three months ended December 31, 2005, as compared with 4.0 million tons for the three months ended September 30, 2005 (4% higher excluding Mittal Steel Kryviy Rih). Total steel shipments for the three months ended December 31, 2004, were 4.5 million tons.

Sales were lower at $2.0 billion in the three months ended December 31, 2005 as compared with $2.3 billion for the three months ended September 30, 2005, and $2.8 billion for the three months ended December 31, 2004.

Operating income was $173 million for the three months ended December 31, 2005 as compared with $47 million for the three months ended September 30, 2005, due to improved volumes and cost, partly offset by a negative impact of $19 million on account of purchase accounting at Mittal Steel Kryviy Rih. Operating income was $480 million for the three months ended December 31, 2004.

Asia & Africa

Total steel shipments in the Asia & Africa region were 2.8 million tons in the three months ended December 31, 2005, as compared with 3.2 million tons for the three months ended September 30, 2005. Total steel shipments for the three months ended December 31, 2004 were 2.8 million tons.

Sales were higher at $1.8 billion in the three months ended December 31, 2005, as compared with $1.7 billion for the three months ended September 30, 2005 and $2.2 billion for the three months ended December 31, 2004.

Operating income was marginally lower at $477 million for the three months ended December 31, 2005 as compared with $479 million for the three months ended September 30, 2005. Operating income for the three months ended December 31, 2005, was lower as compared with $688 million for the three months ended December 31, 2004.

Liquidity

The Company’s liquidity position remains strong. As of December 31, 2005, the Company’s cash and cash equivalents including restricted cash and short-term investments were $2.1 billion ($2.1 billion at September 30, 2005, and $2.6 billion at December 31, 2004). In addition, the Company, including its operating subsidiaries, had available borrowing capacity of $1.5 billion as at December 31, 2005.

During the three months ended December 31, 2005, net cash provided by operating activities was $1.1 billion, as compared to $1.0 billion for the three months ended September 30, 2005.

Capital expenditure during the three months ended December 31, 2005, was $426 million as compared with $305 million for the three months ended September 30, 2005. Depreciation during the three months ended December 31, 2005, was $259 million as compared with $215 million for the three months ended September 30, 2005 primarily due to inclusion of Mittal Steel Kryviy Rih results for one month.

During the three months ended December 31, 2005, Mittal Steel paid out interim dividends of $143 million.

During the three months ended December 31, 2005, gross debt increased by $4.5 billion, primarily to finance the acquisition of Mittal Steel Kryviy Rih. Cash and cash equivalents, short-term investments and restricted cash increased by approximately $100 million.

Net debt (which is total debt less cash and cash equivalents, short term investments and restricted cash) at the end of December 31, 2005, was $6.2 billion ($1.7 billion at September 30, 2005), as a result of the various acquisitions, partially offset by free cash flow.

During the three months ended December 31, 2005, net working capital (inventory plus accounts receivable plus prepaid expenses minus accounts payable minus accrued expenses and other liabilities) improved by $233 million.

On February 14, 2006, the Company’s board of directors declared an interim dividend of US$ 0.125 per share payable on March 15, 2006, and decided to propose to the general meeting of shareholders to amend the dividend policy going forward to a quarterly dividend of US$ 0.125 per share.

On January 30, 2006, the Company entered into a €5 billion credit agreement with Goldman Sachs, Citigroup and Société Générale, among others, to finance the cash portion of the offer for Arcelor along with related transaction costs. Concurrently, the Company entered into a €3 billion credit agreement with the same lenders to refinance a pre-existing bridge facility, used to finance the acquisition of Mittal Steel Kryviy Rih.

On December 30, 2005, the Company signed a five-year $800 million Committed Multicurrency Letter of Credit and Guarantee Facility. The facility is to be used by the Company and its subsidiaries for the issuance of LCs and financial guarantees.

On December 19, 2005, Mittal Steel Europe called the euro denominated senior secured notes due February 2011, which were bearing interest at 11.875% . The €70 million outstanding was repaid on February 1, 2006 at 105.938% of par value. Penalties arising from the early retirement of loans amounted to $11 million (including $8 million for euro denominated senior secured notes) was provided for in the three months ended December 31, 2005.

On November 22, 2005, the Company N.V. entered into an agreement with the Indiana Finance Authority to issue Environmental Improvement Revenue Refunding Bonds, Series 2005 in an amount of approximately $51 million.

Recent Development

•	On February 1, 2006, Mittal Canada Inc., a Canadian subsidiary of Mittal Steel Company N.V., completed the acquisition of three Stelco Inc. subsidiaries. The Norambar Inc. and Stelfil Ltée plants located in Quebec, and the Stelwire Limited plant in Ontario were acquired at a cost of C$30 million. Mittal Canada also assumed C$28 million in debt as part of the acquisition.

•	Mittal Steel Company N.V. has launched an offer to the shareholders of Arcelor SA (“Arcelor”) which will create the world’s first 100 million ton plus steel producer. The offer values each Arcelor share at €28.21 which represents a 27% premium over the closing price and all time high on Euronext Paris of Arcelor shares as at 26 January 2006, a 31% premium over the volume weighted average price in the preceding month, and a 55% premium over the volume weighted average share price in the preceding 12 months.

For further details refer to the Company’s press release issued on January 27, 2006, which can be located on the Company’s website.

•	On January 26, 2006, Mittal Steel Company N.V. signed a MoU with the State of Senegal to explore the development and production of iron ore from the Faleme group of iron ore deposits. The Faleme region has approximately 700 million tonnes of iron ore in South Eastern Senegal.

•	Mittal Steel Company N.V. completed the acquisition of a 36.67% stake in Hunan Valin on September 28, 2005, for a total consideration of US$338 million. On January 20, 2006, as a result of publicly held outstanding convertible bonds being converted into shares, the shareholdings of both Mittal Steel and Valin Group in Hunan Valin were diluted to 29.49% and 30.29% respectively. The remaining shares are traded on the Shenzhen Stock Exchange.

•	Mittal Steel Company N.V. announced on December 12, 2005, that it had acquired an additional 41% stake in Mittal Steel Zenica from the Kuwaiti Investment Agency for US$98 million, taking the total interest at 92%.

•	Mittal Steel Company N.V. completed its acquisition of 93.02% of Mittal Steel Kryviy Rih for a total consideration of US $4.9 billion, on November 25, 2005.

Outlook for first quarter 2006

For the first quarter 2006, we expect shipments to increase by approximately 10% due to the inclusion of Mittal Steel Kryviy Rih for the full quarter, overall average selling prices are expected to remain flat, and cost of sales are expected to increase primarily due to the increase in natural gas cost. We expect operating income to be higher as compared to the fourth quarter of 2005.

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

      MITTAL STEEL COMPANY N.V. CONSOLIDATED BALANCE SHEETS

		As of
	December 31,	September 30,	December 31,
In millions of US dollars	2005	2005	2004
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current Assets
Cash and cash equivalents	$ 2,035	$ 1,787	$ 2,495
Restricted cash	100	253	138
Short-term investments	14	10	1
Trade accounts receivable – net	2,287	2,572	2,006
Inventories	6,036	5,529	4,013
Prepaid expenses and other current assets	1,040	850	666
Deferred tax assets – net	238	216	306

Total Current Assets	11,750	11,217	9,625

Property, plant and equipment – net	15,539	10,913	7,562
Investments in affiliates and joint ventures	1,187	1,166	667
Deferred tax assets - net	895	791	855
Intangible assets	1,439	103	106
Other assets	380	438	338

Total Assets	$31,190	$24,628	$19,153

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of	$ 252	$ 259	$ 341
long-term debt
Trade accounts payable	2,504	2,003	1,899
Dividend payable	-	70	1,650
Accrued expenses and other current liabilities	2,661	3,095	2,307
Deferred tax liabilities - net	154	161	33

Total Current Liabilities	5,571	5,588	6,230

Long-term debt net of current portion	8,056	3,534	1,639
Deferred tax liabilities - net	1,712	857	955
Deferred employee benefits	2,506	1,832	1,931
Other long-term obligations	1,361	1,217	809

Total Liabilities	19,206	13,028	11,564

Minority Interest	1,834	1,760	1,743
Shareholders’ Equity
Common shares	60	60	59
Treasury stock	(111)	(112)	(123)
Additional paid-in capital	2,460	2,455	552
Retained earnings	7,887	7,312	4,739
Accumulated other comprehensive income/(loss)	(146)	125	619

Total Shareholders’ Equity	10,150	9,840	5,846

Total Liabilities and Shareholders’ Equity	$31,190	$24,628	$19,153

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

		Quarter Ended		Year Ended
In millions of US	December	September	December	December	December
dollars, except	31, 2005	30, 2005	31, 2004	31, 2005	31, 2004
shares, per share and
other data
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

STATEMENT OF
INCOME DATA
Sales	$7,054	$7,050	$6,177	$28,132	$22,197
Costs and expenses:
Cost of sales	5,642	5,816	4,017	21,495	14,694
(exclusive of
depreciation shown
separately)
Depreciation	259	215	141	829	553
Selling, general and	282	254	294	1,062	804
administrative
expenses

	6,183	6,285	4,452	23,386	16,051
Operating income	871	765	1,725	4,746	6,146
Operating margin	12%	11%	28%	17%	28%
Other income	27	10	104	77	128
(expense) – net
Income from equity	3	19	20	69	66
method investments
Financing costs:
Interest (expense)	(114)	(79)	(86)	(339)	(265)
Interest income	23	29	36	110	78
Net gain / (loss)	36	(13)	(29)	40	(20)
from foreign
exchange

	(55)	(63)	(79)	(189)	(207)
Income before taxes	846	731	1,770	4,703	6,133
and minority interest
Income tax expense:
Current	141	71	266	663	731
Deferred	(49)	93	(264)	155	86

	92	164	2	818	817
Income before	754	567	1,768	3,885	5,316
minority interest
Minority interest	(104)	(89)	(214)	(520)	(615)

Net income	$650	$478	$1,554	$3,365	$4,701

Basic earnings per	0.92	0.68	2.42	4.90	7.31
common share

Diluted earnings per	0.92	0.68	2.42	4.87	7.31
common share

Weighted average	704	704	643	687	643
common shares
outstanding (in millions)

OTHER DATA
Total shipments of	13,642	12,976	10,097	49,178	42,071

steel products including inter-company shipments (thousands of short tons)

MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF CASH FLOWS

		Quarter Ended		Year Ended
In millions of US dollars	December	September	December	December	December
	31, 2005	30, 2005	31, 2004	31, 2005	31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Operating activities:
Net income	$650	$478	$1,554	$3,365	$4,701
Adjustments required to
reconcile net income to
net cash provided by operations:
Depreciation	259	215	141	829	553
Net accretion of	(46)	(51)	-	(139)	-
purchased intangibles
Deferred employee	-	13	(111)	17	(56)
benefit costs
Net foreign exchange loss	(11)	(7)	31	(30)	28
(gain)
Deferred income tax	(49)	93	(264)	155	86
Gain from early	-	-	22	-	22
extinguishment of debt
Undistributed earnings	(15)	(26)	(42)	(65)	(138)
from joint ventures
Loss (gain) on sale or	(14)	1	(20)	(28)	(19)
write-off of property plant
& equipment
Minority interest	104	89	214	520	615
Other non cash operating	(47)	(35)	(4)	(113)	(8)
activities
Changes in operating assets
and liabilities, net of
effects from acquisitions:
Trade accounts	236	(104)	449	406	(386)
receivable
Short-term investments	(1)	14	3	5	-
Inventories	(351)	506	(564)	40	(1,374)
Prepaid expenses and	(33)	64	201	(197)	(160)
other assets
Trade accounts payable	641	(5)	(93)	15	160
Accrued expenses and	(260)	(272)	230	(806)	587
other liabilities

Net cash provided by	1,063	973	1,747	3,974	4,611
operating activities

Investing activities:
Purchase of property,	(426)	(305)	(376)	(1,181)	(898)
plant and equipment
Proceeds from sale of	15	15	61	59	83
assets and investments
including affiliates and
joint ventures
Acquisition of net assets	(4,891)	(23)	(12)	(6,220)	(19)
of subsidiaries, net of cash
acquired
Investment in affiliates	15	(337)	12	(300)	34
and joint ventures
Restricted cash	153	428	89	38	2

Other investing activities	(4)	(4)	(8)	(8)	(3)

Net cash used in investing	(5,138)	(226)	(234)	(7,612)	(801)
activities

Financing activities:
Proceeds from payable to	12	322	91	1,678	2,258
banks
Proceeds from long-term	5,129	100	197	8,328	1,185
debt
Debt issuance cost	-	-	-	(10)	-
Proceeds from long-term	-	-	30	-	76
debt from an affiliate
Payments of payable to	(10)	(582)	(362)	(1,807)	(2,738)
banks
Payments of long-term	(657)	(759)	(752)	(2,740)	(2,127)
debt
Payments of long-term	-	-	(175)	-	(175)
debt to an affiliate
Purchase of treasury	-	-	-	-	(54)
stock
Sale of treasury stock for	3	-	(1)	9	9
stock option exercises
Dividends paid	(143)	(148)	(351)	(2,092)	(763)
Others	(1)	2	-	(17)	-

Net cash provided by (used	4,333	(1,065)	(1,323)	3,349	(2,329)
in) financing activities

Net increase (decrease) in	258	(318)	190	(289)	1,481
cash and cash equivalents

Effect of exchange rate	(10)	56	207	(171)	254
changes on cash

Cash and cash equivalent:
At the beginning of the	1,787	2,049	2,098	2,495	760
period
At the end of the period	$2,035	$1,787	$2,495	$2,035	$2,495

Mittal Steel Company N.V.

Appendix 1 – Quarter 4 2005
Shipments by country (Thousands of short tons)

	Quarter Ended		Year Ended

	December 31,	September 30,	December 31,
	2005	2005	2005

	(Unaudited)	(Unaudited)	(Unaudited)
Americas

United States of America	4,838	4,322	14,299

Mexico - Lazaro Cardenas	799	976	3,908

Canada	371	340	1,461

Trinidad - Point Lisas	194	190	796

TOTAL AMERICAS	6,202	5,828	20,464

Europe

West Europe - Germany and France	753	735	3,255

Poland	1,252	1,158	4,894

Romania	1,210	1,192	5,164

Czech Republic - Ostrava	755	691	2,692

Ukraine – Kryviy Rih	493	-	493

Others	143	188	715

TOTAL EUROPE	4,606	3,964	17,213

Asia and Africa

Kazakhstan - Temirtau	936	1,139	3,672

South Africa	1,675	1,801	6,866

Algeria - Annaba	223	244	963

TOTAL ASIA AND AFRICA	2,834	3,184	11,501

MITTAL STEEL COMPANY	13,642	12,976	49,178

Figures for total shipments of steel products (including inter-company shipments)

Mittal Steel Company N.V.
Appendix 2- Quarter 4 2005

Figures in millions US dollars	Americas	Europe	Asia &	Elimination	Mittal
unless otherwise shown			Africa		Steel

Financial Information

Sales	3,695	1,957	1,836	(434)	7,054

Cost of sales (exclusive of	3,264	1,603	1,235	(460)	5,642
depreciation)

Gross profit (before deducting	431	354	601	26	1,412
depreciation)
Gross margin (as percentage of	12%	18%	33%	-	20%
sales)

Selling, general and	91	132	74	(15)	282
administrative expenses

Operating income *	225	173	477	(4)	871

Operating margin (as percentage	6%	9%	26%		12%
of sales)

EBITDA (PBT + Interest +	373	321	593	(91)	1,196
depreciation)
EBITDA margin ( as percentage of	10%	16%	32%		17%
sales)

Depreciation	115	87	57	-	259
Capex	(133)	(121)	(172)		(426)

Operational Information

Liquid Steel Production ('000 MT)	6,207	4,872	3,192		14,271
Liquid Steel Production ('000	6,842	5,371	3,518		15,731
ST)

Shipments ('000 MT)	5,627	4,178	2,571		12,376
Shipments ('000 ST)	6,202	4,606	2,834		13,642

Employees (000)	24	129	74		227

* The merger of ISG and Ispat Inland to create Mittal Steel USA on December 31, 2005, negatively affected operating income for the three months ended December 31, 2005, by US$ 52 million due to the conformation of accounting policies of the merged entities